EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Camtek Ltd:

We consent to the use of our report dated April 6, 2011, with respect to the consolidated balance sheets of Camtek Ltd. as of December 31, 2010 and 2009, and the related consolidated statements of operations,  shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, incorporated herein by reference.

Our report refers to the adoption by Camtek Ltd. of FASB Statement No. 141R,  included in ASC Topic 805 Business Combinations, related to business combinations and noncontrolling interests, as of January 1, 2009.

/s/ Somekh Chaikin
Certified Public Accountants (Israel)
A Member firm of KPMG International

Tel Aviv, Israel
May 11, 2011